			Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

($ in thousands)	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pre-tax (loss) income from continuing operations before noncontrolling interest in adjustment for noncontrolling interest in consolidated
subsidiaries or income (loss) fron equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(34,242)	$(38,407)	$(2,979)	$(99,276)	$(67,346)
Amortization of interest capitalized	1,986	1,988	2,008	3,100	3,392
Interest capitalized	(438)	(1,153)	(3,870)	(25,032)	(27,105)
Distributed income of equity investees	3,737	5,566	11,601	13,344	13,207
Distributions to Series B preferred unitholders	(3,586)	(7,161)	(7,250)	(7,251)	(7,250)
Fixed Charges	96,478	97,512	103,106	107,253	130,246
Total Earnings	$63,935	$58,345	$102,616	$(7,862)	$45,144

Fixed Charges:
Interest expense	87,667	84,553	87,023	69,951	89,105
Interest capitalized	438	1,153	3,870	25,032	27,105
Debt costs amortization	4,787	4,645	4,963	5,019	6,786
Distributions to Series B preferred unitholders	3,586	7,161	7,250	7,251	7,250
Total Fixed Charges	$96,478	$97,512	$103,106	$107,253	$130,246

Distributions to Series D and Series E preferred shareholders	—	5,649	8,142	8,773	13,439

Combined Fixed Charges and Preferred Share Distributions	$96,478	$103,161	$111,248	$116,026	$143,685

Ratio of Earning to Fixed Charges	(a)	(a)	1.0	(a)	(a)

Ratio of Earnings to Combined Fixed Charges and Preferred
Share Distributions	(b)	(b)	(b)	(b)	(b)

a)
For the years ended December 31, 2011, 2010, 2008, and 2007, the aggregate amount of fixed charges exceeded our earnings by approximately $32.6 million, $39.2 million, $115.1 million and $85.1 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by non-cash depreciation and amortization expense and the classification of operations for assets held for sale and sold as discontinued operations. In addition, for the year ended December 31, 2010, the deficiency of the ratio of earnings to fixed charges is also the result of a decline in revenue as the result of pressure on net effective rents. For the years ended December 31, 2008 and 2007, the deficiency of the ratio of earnings to fixed charges is also due to the $116.9 million and $43.3 million of non-cash impairment charges, respectively, related to the Company's for-sale residential business and certain development projects.

b)
For the years ended December 31, 2011, 2010, 2009, 2008 and 2006, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $32.6 million, $44.8 million, $8.6 million, $123.9 million and $98.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by non-cash depreciation and amortization expense and the classification of operations for assets held for sale and sold as discontinued operations. In addition, for the years ended December 31, 2010 and 2009, the deficiency of the ratio of earnings to fixed charges is also the result of a decline in revenue as the result of pressure on net effective rents. For the years ended December 31, 2008 and 2007, the deficiency of the ratio of earnings to fixed charges is also due to the $116.9 million and $43.3 million of non-cash impairment charges, respectively, related to the Company's for-sale residential business and certain development projects.